Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 - 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

13131 Lake Fraser Drive S.E.

Calgary, Alberta

T2J 7E8 Canada

PCS U.S. Employees’

Savings Plan

Employer ID No: 562111626

Plan Number: 002

Financial Statements as of December 31, 2017 and 2016,

and for the Year Ended December 31, 2017,

Supplemental Schedule as of December 31, 2017,

and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the PCS U.S. Employees’ Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 22, 2018

We have served as the auditor of the Plan since at least 1999; however, the specific year has not been determined.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Participant-directed investments — at fair value (Note 3)	$267,952,959	$224,800,481

Receivables:
Notes receivable from participants	4,970,268	6,721,936
Receivables for securities sold	203,314	—

Total receivables	5,173,582	6,721,936

NET ASSETS AVAILABLE FOR BENEFITS	$273,126,541	$231,522,417

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
Company matching contributions	$4,041,592
Participant contributions	13,129,459
Rollover contributions	2,935,456

Total contributions	20,106,507

Investment income:
Net appreciation in fair value of investments	31,215,178
Interest and dividends	5,154,269

Net investment income	36,369,447

Total additions and income	56,475,954

DEDUCTIONS:
Benefits paid to participants	(14,697,041)
Administrative expense, net (Note 2)	(174,789)

Total deductions	(14,871,830)

INCREASE IN NET ASSETS	41,604,124
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	231,522,417

End of year	$273,126,541

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen Inc., as defined in the Plan document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity” or “Trustee”) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, is recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3% pretax contribution, unless they formally waive participation or elect a different participation level. The pretax deferral rate automatically increases each year for certain participants automatically enrolled in the Plan on or after April 2, 2012.

The Company matches $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan and the IRC. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. There was no discretionary Company performance contribution for the year ended December 31, 2017.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary Company performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (“PCS”) common stock, a selection of mutual and common collective trust funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to hold dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-

directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as Fidelity Freedom Funds, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. All new loans bear interest at the prime rate plus 200 basis points. Prior to January 1, 2012, interest rates on outstanding general loans were set at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds were borrowed, and interest rates on primary residence loans were set at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2017, participant loans have maturities through 2037 at interest rates ranging from 3.0% to 8.5%.

Effective January 1, 2017, several changes to the frequency of loans became effective, including: Participants may only have one outstanding loan at any time, either a home loan or a general purpose loan. Participants may not receive a new loan if they already have an outstanding loan from any other tax-qualified plan sponsored by the Company or an affiliate. Participants may not take out a new loan until 12 months have passed from the date that they have paid off a previous loan in full. The maximum amount of loans that participants may borrow will be the lesser of: 50% of their account balance (excluding Company matching and discretionary Company performance contributions in their account) and $50,000 minus the highest loan balance in the previous 12 months’ contributions, determined as of the date they apply for the loan.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life expectancy. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS common stock in the PCS stock fund in PCS common stock or cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2017, there was a significant concentration of participant-directed investments in the common stock of the Company’s parent (21%), a collective investment fund (17%) and a pooled investment stable value fund (12%).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a description of valuation methods.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Revenue (Expense) — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. The Plan held undistributed administrative revenues of $25,310 and $44,090, at December 31, 2017 and 2016, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2017 and 2016.

3.	FAIR VALUE MEASUREMENTS

Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held by the Plan.

Common Stock — The PCS common stock is valued using quoted closing prices listed on a nationally recognized security exchange (Level 1 inputs).

Mutual Funds and Short Term Funds — Shares of registered investment companies and money market funds are valued at quoted market prices that represent the net asset value (“NAV”) of shares held at the Plan year-end (Level 1 inputs).

Common Collective Trust — This fund is valued at its redemption price which is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the fund based on the fair value of the underlying investments.

Stable Value Fund — The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value which is contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Contract value of the Portfolio is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals.

As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

The Plan’s investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2017 and 2016, were as follows:

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
PCS common stock	$55,636,228	$—	$—	$55,636,228
Mutual funds:
Large cap equity funds	23,418,056	—	—	23,418,056
Balanced funds	74,013,299	—	—	74,013,299
Mid cap equity funds	5,404,449	—	—	5,404,449
Multi cap equity funds	14,966,171	—	—	14,966,171
International equity funds	9,578,292	—	—	9,578,292
Bond funds	3,892,457	—	—	3,892,457
Short term funds	4,243,555	—	—	4,243,555

Subtotal investment assets at fair value	191,152,507	—	—	191,152,507

Investment measured at NAV—Common Collective Trust				45,675,137
Investment measured at NAV—Stable value fund				31,125,315

Total				$267,952,959

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
PCS common stock	$48,181,313	$—	$—	$48,181,313
Mutual funds:
Large cap equity funds	17,660,162	—	—	17,660,162
Balanced funds	55,752,918	—	—	55,752,918
Mid cap equity funds	3,224,389	—	—	3,224,389
Multi cap equity funds	12,109,001	—	—	12,109,001
International equity funds	6,630,340	—	—	6,630,340
Bond funds	3,894,408	—	—	3,894,408
Short term funds	5,290,229	—	—	5,290,229

Subtotal investment assets at fair value	152,742,760	—	—	152,742,760

Investment measured at NAV—Common Collective Trust				39,913,796
Investment measured at NAV—Stable value fund				32,143,925

Total				$224,800,481

For the years ended December 31, 2017 and 2016, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

4.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return and preservation of capital and liquidity to pay the Plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the IRC; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.77% and 1.58% at December 31, 2017 and 2016, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2017, was 2.24%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, investment manager and recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2017 and 2016, the Plan held approximately 2,694,248 and 2,663,423 shares, respectively, of PCS common stock, with a cost basis of $55,636,228 and $75,966,243, respectively. During the year ended December 31, 2017, the Plan recorded dividend income of $1,031,016.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 15, 2018, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$273,126,541	$231,522,417
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(64,753)	111,324

Net assets per the Form 5500	$273,061,788	$231,633,741

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$41,604,124
Transfer of assets (to) from the Plan	(16,047)
Net change in adjustment from fair value to contract value	(176,077)

Net income and transfers per Form 5500	$41,412,000

9.	SUBSEQUENT EVENTS

On January 1, 2018, the Parent Company of the Plan sponsor, PCS, merged with a third party to combine their businesses. This transaction has no immediate impact to the Plan.

******

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN

Employer ID No: 562111626

Plan No.: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i

— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
	SHARES OF REGISTERED INVESTMENT COMPANIES:
*	Fidelity Management Trust Company	Fidelity Spartan 500 Index Institutional Fund	$—	$23,418,056
	Eaton Vance Atlanta Capital	EV AC SMID CAP R6		5,404,449
*	Fidelity Management Trust Company	Fidelity Spartan Extended Market Index Advantage		14,966,170
	Harbor International Fund	Harbor International—Institutional Class		7,198,118
	DFA	DFA Emerging Market Core Equity		1,146,284
	Vanguard	Vanguard Total International Stock AD		1,233,889
*	Fidelity Management Trust Company	Fidelity Freedom K Income		1,039,494
*	Fidelity Management Trust Company	FID FDM IDX 2005 INV		1,040,130
*	Fidelity Management Trust Company	FID FDM IDX 2010 INV		438,399
*	Fidelity Management Trust Company	FID FDM IDX 2015 INV		3,042,446
*	Fidelity Management Trust Company	FID FDM IDX 2020 INV		13,846,419
*	Fidelity Management Trust Company	FID FDM IDX 2025 INV		16,942,826
*	Fidelity Management Trust Company	FID FDM IDX 2030 INV		9,400,874
*	Fidelity Management Trust Company	FID FDM IDX 2035 INV		7,821,171
*	Fidelity Management Trust Company	FID FDM IDX 2040 INV		7,318,372
*	Fidelity Management Trust Company	FID FDM IDX 2045 INV		5,613,791
*	Fidelity Management Trust Company	FID FDM IDX 2050 INV		5,264,333
*	Fidelity Management Trust Company	FID FDM IDX 2055 INV		1,923,896
*	Fidelity Management Trust Company	FID FDM IDX 2060 INV		308,295
*	Fidelity Management Trust Company	FID GOVT MMKT	4,242,200	4,242,200
*	Fidelity Management Trust Company	Fid Govt MMRK PRM	13	13
	PIMCO	PIM Inflation Resp MA IS		12,855
	PIMCO	PIM Total Return Institutional		1,642,479
	Vanguard	Vanguard Total Bnd Market Adm		2,249,978
	JPMorgan	JPM ANALYST LGCP COR		45,675,137
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		31,125,315
*	POTASH CORPORATION OF SASKATCHEWAN, INC.	PCS common stock, 2,694,248 shares		55,636,228
*	PCS STOCK PURCHASE ACCOUNT	Money market	1,342	1,342

	INVESTMENTS SUBTOTAL			267,952,959
	UNSETTLED TRADES			203,314
*	PARTICIPANT LOANS	Due 2018 through 2037; interest rates 3.0% to 8.5%		4,970,268

	TOTAL ASSETS HELD FOR INVESTMENT			$273,126,541

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan
(Name of Plan)

Date: June 22, 2018	/s/ David R. Haverick
Name: David R. Haverick
Title: Sr. Director, Total Rewards and Transformation
PCS Administration (USA) Inc.,
as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP